QuickLinks -- Click here to rapidly navigate through this document

Exhibit 23.4

March 14, 2002

Shareholders and Board of Directors of
National Mercantile Bancorp and Subsidiaries

We represent that this audit was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

/s/ Arthur Andersen LLP

QuickLinks

  Exhibit 23.4